FORM 8-A/A-2

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


                          NORTHERN TRUST CORPORATION
           -----------------------------------------------------
           (Exact name of registrant as specified in its charter)

            Delaware                                        36-2723087
  ----------------------------                        -------------------
            State of                                    (I.R.S. Employer
 incorporation or organization)                        Identification No.)

 50 South LaSalle Street, Chicago, Illinois                   60675
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  (Address of principal executive offices)                  (Zip Code)

 Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class          Name of each exchange on which
    to be so registered          each class is to be registered


          None                            Not Applicable
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     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

     Securities Act registration statement file number to which this form relates: _____ (if applicable)


     Securities to be registered pursuant to Section 12(g) of the Act:

                     Preferred Stock Purchase Rights
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                            (Title of class)


     ---------------------------------------------------------------------
                            (Title of class)


      This Registration Statement on Form 8-A/A-2 amends and restates the Registration Statement on Form 8-A/A dated November 20, 1998 filed by Northern Trust Corporation (the "Corporation") with respect to the Preferred Stock Purchase Rights to be issued pursuant to the Rights Agreement, dated as of July 21, 1998, between the Corporation and Norwest Bank Minnesota, N.A. (the "Rights Agent"), as amended by Amendment No. 1 thereto dated as of November 18, 1998. On February 16, 1999, the Corporation and the Rights Agent entered into Amendment No. 2 to the Rights Agreement, which is included as Exhibit 3 hereto and is incorporated herein by reference.

 ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

      On July 21, 1998, the Board of Directors (the "Board") of the Corporation declared a dividend distribution of one right (each a "New Right") for each outstanding share of the common stock, par value $1.66 - 2/3 per share, of the Corporation ("Common Stock") to stockholders of record at the close of business on the earlier of October 31, 1999, the date on which the Rights Agreement, dated as of October 17, 1989, between the Corporation and Norwest Bank Minnesota, N.A., as successor rights agent (as amended, the "1989 Rights Agreement") expires, or the date on which the rights issued under the 1989 Rights Agreement (the "1989 Rights") are exchanged or redeemed in accordance with the provisions of the 1989 Rights Agreement (such date being referred to as the "Record Date"). Each New Right will entitle the registered holder to purchase from the Corporation one one-hundredth of a share of Series A Junior Participating Preferred Stock, no par value (the "Preferred Stock"), of the Corporation at an exercise price of $330.00, subject to adjustment (as adjusted from time to time, the "Purchase Price"). The description and terms of the New Rights are set forth in a Rights Agreement, dated as of July 21, 1998, between the Corporation and the Rights Agent, as amended by Amendment No. 1 thereto, dated as of November 18, 1998 and Amendment No. 2 thereto, dated as of February 16, 1999 (as so amended, the "New Rights Agreement").

      The New Rights Agreement was adopted by the Board to replace the 1989 Rights Agreement upon the expiration or redemption of the 1989 Rights, which will occur no later than October 31, 1999. In no event will both the 1989 Rights and the New Rights be exercisable.

      Initially following the Record Date, the New Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificates will be distributed. Unless earlier redeemed by the Board in accordance with the New Rights Agreement, the New Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier of (i) 20 days following the Stock Acquisition Date (as defined below) or (ii) 20 days (or such later date as the Board shall determine, provided that no deferral of such date may be made by the Board at any time during the Special Period (as defined below)) after the date a tender or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock is first published, sent or given to the Corporation's stockholders. The "Special Period" is defined as the 180-day period following the effectiveness of any election of directors, occurring within 270 days of a public announcement by a third party of an intent or proposal to engage (without the current and continuing concurrence of the Board) in a transaction involving an acquisition of or business combination with the Corporation or otherwise to become an Acquiring Person (as defined below), which election results in a majority of the Board being comprised of persons who were not nominated by the Board in office immediately prior to such election.

      The "Stock Acquisition Date" is defined as the earlier of (x) the first date of public announcement by the Corporation that any person or group (other than certain exempt persons or groups) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (y) the date that any person enters into an agreement or arrangement with the Corporation or any of its subsidiaries providing for an Acquisition Transaction (as defined below) (any person described in clause (x) or clause (y) above is referred to as an "Acquiring Person"). Descendants of Corporation founder Byron L. Smith and certain related trusts and other entities (or a group comprised solely of such persons) will not be deemed to be an Acquiring Person for purposes of clause (x) above as long as all such persons beneficially own less than 23% of the outstanding shares of Common Stock. An "Acquisition Transaction" is defined as (a) a merger, consolidation or similar transaction as a result of which stockholders of the Corporation will own less than 60% of the outstanding shares of Common Stock or the common stock of a publicly-traded entity which controls the Corporation or into which the Corporation has been merged or otherwise combined (based solely on the shares of Common Stock received by such stockholders, in their capacity as stockholders of the Corporation, pursuant to such transactions), (b) a purchase of all or a substantial portion of assets of the Corporation and its subsidiaries, or (c) a purchase or other acquisition of securities representing 15% or more of the shares of Common Stock then outstanding.

      Following the Record Date and until the Distribution Date, (i) the New Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the New Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the New Rights associated with the Common Stock represented by such certificate.

      The New Rights will not be exercisable until the Distribution Date and will expire at the close of business on October 31, 2009 (subject to extension), unless earlier redeemed by the Corporation as described below.

      As soon as practicable after the Distribution Date, Rights
 Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the New Rights. Except as otherwise determined by the Board, only shares of Common Stock issued prior to the Distribution Date will be issued with New Rights.

      In the event (a "Flip-in Event") that any person, at any time after the date of the New Rights Agreement, becomes an Acquiring Person, each holder of a New Right thereafter will have the right to receive, upon exercise thereof, Common Stock (or, in certain circumstances, cash, property or other securities of the Corporation) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-in Event, all New Rights that are, or (under certain circumstances specified in the New Rights Agreement) were, beneficially owned by an Acquiring Person, any of its associates or affiliates, and certain of its transferees, will be null and void. Moreover, the New Rights will not be exercisable following the first occurrence of a Flip-in Event until such time as the New Rights are no longer redeemable by the Corporation as described below.

      In the event that, at any time following the Stock Acquisition Date,
 (i) the Corporation is acquired in a merger or other business combination transaction or (ii) 50% or more of the Corporation's assets or earning power is sold or transferred (each, a "Flip-over Event"), each holder of a New Right (except New Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise thereof, common stock or other securities of the acquiring company having a value equal to two times the Purchase Price.

      The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the New Rights are subject to adjustment from time to time in accordance with customary antidilution provisions. Following the occurrence of a Flip-in Event or a Flip-over Event, the antidilution provisions will apply to the Common Stock or other securities for which the New Rights are then exercisable.

      With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued, other than fractional shares of Preferred Stock that are integral multiples of one one-hundredth of a share, and a cash payment will be made in lieu thereof based on the market price of the Preferred or Common Stock on the last trading day prior to the date of exercise.

      At any time after the New Rights become exercisable for Common Stock, the Board may exchange the unexercised New Rights (other then New Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Preferred Stock (or of a share of a class or series of the Corporation's preferred stock having equivalent rights, preferences and privileges), per New Right (subject to adjustment). Notwithstanding the foregoing, no such exchange of the New Rights may be authorized by the Board during the Special Period or at any time when the New Rights are not redeemable.

      The Board is empowered to redeem the New Rights in whole, but not in part, at a price of $.01 per New Right (the "Redemption Price") at any time before the earlier of (i) the close of business on the 20th day following the Stock Acquisition Date or (ii) the final expiration date of the New Rights. Immediately upon the action of the Board ordering redemption of the New Rights, the New Rights will terminate and the only right of the holders of New Rights will be to receive the Redemption Price.

      Notwithstanding the foregoing, in the event that within 270 days of a public announcement by a third party of an intent or proposal to engage (without the current and continuing concurrence of the Board) in a transaction involving an acquisition of or business combination with the Corporation or otherwise to become an Acquiring Person, there is an election of directors (whether at one or more stockholder meetings and/or pursuant to written stockholder consents) resulting in a majority of the Board being comprised of persons who were not nominated by the Board in office immediately prior to such election, then following such election and for a period of 180 days (the "Special Period"), the New Rights, if otherwise then redeemable, will only be redeemable by the Board either (1) if they have followed certain prescribed procedures or (2) in any other case, provided that, if in any such other case their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors can establish the entire fairness of such decision without the benefit of any business judgement rule or other presumption. The procedures required under clause
 (1) include: (a) the retention of an independent financial advisor, and the receipt by the Board of (i) the views of such advisor regarding whether redemption of the New Rights will serve the best interests of the Corporation and its stockholders, or (ii) such advisor's statement that it is unable to express such a view, setting forth the reasons therefor; and
 (b) with respect to any pending acquisition or business combination proposal (i) the implementation by the Board, with the advice of its independent financial advisor, of a process and procedures which the Board and such advisor conclude would be most likely to result in the best value reasonably available to stockholders, (ii) receipt of a fairness opinion from such advisor, and the Board determining, and such advisor confirming, that it has no reason to believe that a superior transaction is reasonably available, and (iii) execution of a definitive transaction agreement.

      Until a New Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the New Rights will not be taxable to stockholders or to the Corporation, stockholders may, depending upon the circumstances, recognize taxable income in the event that the New Rights become exercisable for Common Stock (or other consideration) or for common stock of an acquiring company as set forth above.

      The New Rights Agreement may be amended by the Board without the approval of any holders of the New Rights (a) prior to the Distribution Date, in any manner and (b) after the Distribution Date, in order to (i) cure any ambiguity, (ii) correct or supplement provisions which may be defective or inconsistent, (iii) make changes which do not adversely affect the interests of holders of New Rights (other than those held by an Acquiring Person or certain related persons) or (iv) shorten or lengthen any time period under the New Rights Agreement (including the time period governing redemption), provided that no supplement or amendment to the New Rights Agreement may be made during the Special Period or at any time when the New Rights are nonredeemable other than supplements or amendments of the type contemplated by clause (i) or (ii) above.

      The New Rights may have certain anti-takeover effects. The New Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation unless the acquisition is conditioned on a substantial number of New Rights being acquired. The New Rights should not interfere with any merger or other business combination properly approved by the Board.

      The New Rights Agreement is included as Exhibit 1 to this Registration Statement and is incorporated herein by reference. Amendment No. 1 to the New Rights Agreement, dated as of November 18, 1998, is included as Exhibit 2 to this Registration Statement and is incorporated herein by reference. Amendment No. 2 to the New Rights Agreement, dated as of February 16, 1999, is included as Exhibit 3 to this Registration Statement and is incorporated herein by reference. The foregoing description of the terms of the New Rights Agreement as amended to date does not purport to be complete and is qualified in its entirety by reference to the full text of the foregoing documents.


















 ITEM 2.   EXHIBITS

      The following exhibits are filed as a part of this Registration
 Statement:

      EXHIBIT NO.         DESCRIPTION

      1 Rights Agreement, dated as of July 21, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A dated July 24, 1998)

      2 Amendment No. 1 to Rights Agreement, dated as of November 18, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated November 20, 1998)

      3 Amendment No. 2 to Rights Agreement, dated as of February 16, 1999, between Northern Trust Corpora-tion and Norwest Bank Minnesota, N.A., as Rights
                     Agent (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated
                     February 19, 1999)







































                                 SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                               NORTHERN TRUST CORPORATION



                               By:      /s/ Perry R. Pero
                                   ----------------------------------------
                                 Name:  Perry R. Pero
                                 Title: Senior Executive Vice President



 Dated:  February 19, 1999
















































                               EXHIBIT INDEX

      1 Rights Agreement, dated as of July 21, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A dated July 24, 1998)

      2 Amendment to Rights Agreement, dated as of November 18, 1998, between Northern Trust Corporation and Norwest Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated November 20, 1998)

      3 Amendment to Rights Agreement, dated as of February 16, 1999, between Northern Trust Corporation and Norwest Bank Minnesota, N.A., as Rights Agent (incorporated by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated February 19, 1999)